Mail Stop 4561

March 27, 2009

Mr. Thomas W. Weisel
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, CA 94104

> **Re:** **Thomas Weisel Partners Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/17/08**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 5/12/08**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed 11/7/08**
> **File No. 001-51730**

Dear Mr. Weisel:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief